                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    393648100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                              Dallas, Texas 75234
                                 (469)522-4366
                           (469)522 4360 (Facsimile)

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              WC/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              WC/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Georgia
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-23322719
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              WC/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              15
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  15
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          15
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Nevada Sea Investments, Inc., FEI No. 75-2604949
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              AF/WC/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               One Realco Corporation, FEI No. 75-2338496
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              AF/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              9,860
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  9,860
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          9,860
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          2.9%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               International Health Products, Inc., FEI No. 75-2302531
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              AF/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              5,500
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  5,500
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          5,500
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          1.6%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               TacCo Financial, Inc., FEI No. 75-2442090
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              AF/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              12,125
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  12,125
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                        12,125
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          3.5%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 393648-40-7
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Gene E. Phillips
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                              WC/OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                Texas
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                          -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          0.0%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D (this "Amendment No. 2") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Greenbriar Corporation, a Nevada corporation (the "Company" or the "Issuer" or "GBR"), and amends the original Statement on Schedule 13D as amended by Amendment No. 1 to Statement on Schedule 13D (collectively the "Amended Statement") filed by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 650, Dallas, Texas 75254. The Shares were the result of a 20-for-1 reverse stock split in December 2001. The Shares are currently listed and traded on the American Stock Exchange, Inc. The CUSIP number of the Shares is 393648-40-7. On October 13, 2003, the Issuer declared a two-for-one stock split of the Shares to holders of record on October 20, 2003. The Issuer has announced that "one new share . . ." will be issued for each outstanding share currently outstanding and mailed on or about October 28, 2003. The term "Shares" does not give effect to the additional stock to be issued.

         This Amendment No. 2 to Statement on Schedule 13D is being filed due to the disposition by three of the Reporting Persons of all of their beneficial ownership of Shares, and to reflect the current ownership by the Reporting Persons as a result of the 20-for-1 reverse stock split effectuated by the Issuer in December 2001.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is further amended by restating such item as follows:

         (a)-(c) and (f). This Amendment No. 2 is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), Nevada Sea Investments, Inc., a Nevada corporation ("Nevada Sea"), International Health Products, Inc., a Nevada corporation ("IHPI"), One Realco Corporation (formerly Davister Corp.), a Nevada corporation ("One Realco"), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation ("TFI"), Gene E. Phillips, an individual, and American Realty Investors, Inc., a Nevada corporation ("ARL"). All of ART, BCM, Nevada Sea, IHPI, One Realco, TFI, Gene E. Phillips and ARL are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "Person" within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended, because ART is a wholly-owned subsidiary of ARL, and BCM owns approximately 58.2% of the outstanding shares of Common Stock of ARL, and until June 30, 2003, served as the contractual advisor of ARL. Nevada Sea is a wholly-owned subsidiary of BCM. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the "May Trust") who, although he is not an officer or director of BCM or ARL, continues to have substantial contact with the management of BCM and ARL and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the "Martin Trust"). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed by BCM. One Realco and TFI are each owned by different parties but share the same principal place of business and the same principal office as IHPI. One Realco and TFI are managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by One Realco and TFI. One Realco and TFI generally make such investments with funds borrowed from BCM. One Realco and TFI have their principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. Each of ARL, BCM, ART and Nevada Sea have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. IHPI maintains an office at 1800 Valley View Lane, Suite 100, Dallas, Texas 75234.

         I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity until June 30, 2003, was the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United State of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.

         II. ARL is a real estate investment company organized and existing under the laws of the State of Nevada. ARL's principal business activity is investments in real estate and securities of other entities which also invest in real estate. The name, business address and capacity with ARL of each of the executive officers or directors of ARL are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United State of America. ARL is a publicly-held entity with securities listed on the New York Stock Exchange under the symbol "ARL."

         III. ART is a real estate investment company organized and existing under the laws of the State of Georgia. ART's principal business activities include investments in real estate and other business ventures. ART was a publicly-held entity first treated for tax purposes as a real estate investment trust in 1987. ART and other publicly-held real estate investment entities merged in August 2000 into wholly-owned subsidiaries of ARL. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United State of America.

         IV. Nevada Sea is a corporation organized and existing under the laws of the State of Nevada. Nevada Sea's principal business activity is investment in real estate and securities of other business ventures. The name, business address and capacity with Nevada Sea of each of the executive officers or directors of Nevada Sea are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United State of America.

         V. IHPI is a corporation organized and existing under the laws of the State of Nevada. IHPI's principal business activity is investments in real estate and marketable securities. The name, business address and capacity with IHPI of each of the executive officers or directors of IHPI are set forth on
Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United State of America.

         VI. One Realco is a corporation organized and existing under the laws of the State of Nevada. One Realco's principal business activity is investments in real estate and marketable securities and its day-to-day operations are managed by Ken L. Joines. One Realco is owned by two individuals and a limited liability company owned by a third individual. The name, business address and capacity with One Realco of each of the executive officers or directors of One Realco are set forth on Schedule 6 attached hereto. Each of the individuals listed on Schedule 6 is a citizen of the United State of America.

         VII. TFI is a corporation organized and existing under the laws of the State of Nevada. TFI's principal business activity is investments in real estate and marketable securities and its day-to-day operations are managed by Ken L. Joines. TFI is owned by Electrical Networks, Inc. (75%) and Starr Investments, Inc. (25%). Electrical Networks, Inc. is a corporation which is owned by J.T. Tackett. Starr Investments, Inc. is a Texas corporation which is owned by E. Wayne Starr. The name, business address and capacity with TFI of each of the executive officers or directors of TFI are set forth on Schedule 7 attached hereto. Each of the individuals listed on Schedule 7 is a citizen of the United States of America.

         Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is also Chairman of the Board, President and Chief Executive Officer of Syntek West, Inc., a Nevada corporation, engaged in investment in real estate and marketable securities. Mr. Phillips is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1 through 7 who may have previously been referred to as executive officers or directors of a particular entity in the Amended Statement no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment No. 2.

         (d) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) On September 24, 2002, the Securities and Exchange Commission (the "SEC") filed a civil complaint, Civil Action No. 1:02CV01872 (DDC), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips, and the SEC issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"), Making Findings and Imposing a Cease-and-Desist Order in The Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCo Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, BCM, and the four corporation affiliated with Mr. Phillips or the Trust for his children that indirectly owns BCM, Nevada Sea, IHPI, One Realco and TFI (together, the "Respondents") submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

         The Order finds, among other things, that the Respondents violated
Section 10(b) and 13(d) of the Exchange Act, as amended, Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder by failing to timely file reports required under
Section 13(d) with respect to the securities of GBR. Although none of the Respondents purchased more than 5% of GBR's outstanding shares, their holdings together with the holdings of ART, amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the Respondents and ART accounted for approximately 54% of the total trading volume in GBR stock. On particular days during the period, Respondents bought all the GBR stock traded. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.

         Except as set forth above, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

         Each of the Reporting Persons which continue to own the Shares described in Item 5 below hold such Shares to continue an investment position in GBR. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer in the future or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

                  (d) A change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) Any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) Any other material change in the Issuer's business or corporate structure; or

                  (g) Any changes in the Issuer's charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any Person (except that the Reporting Person's ownership of certain outstanding Shares may itself be an impediment to any change of control not approved by the Reporting Persons); or

                  (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to ceased to be authorized in an inter-dealer quotation system of a registered national securities association; or

                  (i) A class of equity securities the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST AND SECURITIES OF ISSUER

         (a) According to the latest information available from the Issuer, as of August 19, 2003, the total number of issued and outstanding Shares was 343,900 Shares before giving effect to the announced two-for-one stock split to holders of record on October 20, 2003. As of October 28, 2003, after giving effect to the transaction described in (c) below, the Reporting Persons own and hold directly the following Shares:

                                       NO. OF SHARES     APPROXIMATE PERCENT
         NAME                          OWNED DIRECTLY         OF CLASS

         ARL                                      -0-               0.00%

         ART                                      -0-               0.00%

         BCM                                       15               0.00%

         Nevada Sea                               -0-               0.00%

         One Realco                             9,860               2.90%

         IHPI                                   5,500               1.60%

         TFI                                   12,125               3.53%

         Gene E. Phillips                         -0-               0.00%
                                       --------------     --------------

         Totals:                               27,500               8.00%
                                       ==============     ==============

         Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of ARL and ART may be deemed to beneficially owned the number of Shares directly owned by ART described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; each of the directors of BCM and Nevada Sea may be deemed to beneficially own the Shares held directly by Nevada Sea; each of the directors of One Realco may be deemed to beneficially own the Shares held directly by One Realco; each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; and each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                              NO. OF SHARES
                    NAME OF DIRECTOR                       ENTITY           BENEFICIALLY OWNED      PERCENT OF CLASS

         Ryan T. Phillips                                    BCM                         15                0.00%
         Mickey Ned Phillips                                 BCM                         15                0.00
         Ted P. Stokely                                      ARL                        -0-                0.00%
         Martin L. White                                     ARL                        -0-                0.00%
         Earl D. Cecil                                       ARL                        -0-                0.00%
         Henry A. Butler                                     ARL                        -0-                0.00%
         Ronald E. Kimbrough                          ART and Nevada Sea                -0-                0.00%
         Robert A. Waldman                            ART and Nevada Sea                -0-                0.00%
         Ken L. Joines                                       IHPI                     5,500                1.60%
         Ronald F. Akin                                   One Realco                  9,860                2.90%
         F. Terry Shumate                                 One Realco                  9,860                2.90%
         J.T. Tackett                                        TFI                     12,125                3.53%
         E. Wayne Starr                                      TFI                     12,125                3.53%
                                                                             --------------      --------------

                                                                              NO. OF SHARES
                    NAME OF DIRECTOR                       ENTITY           BENEFICIALLY OWNED      PERCENT OF CLASS

         Total Units Beneficially owned by
         Reporting Persons and Individuals
         Listed Above:                                                               27,500                8.00%
                                                                             ==============      ==============

         (b) Each of the directors of BCM share voting and dispositive power over the 15 Shares held directly by BCM. Each of the directors of One Realco share voting and dispositive power over the 9,860 Shares held directly by One Realco. Each of the directors of IHPI share voting and dispositive power over the 5,560 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 12,125 Shares held directly by TFI.

         (c) During the sixty calendar days ended October 28, 2003, except for the transactions described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof. The following table sets forth the transactions in the Shares that have been effectuated during the sixty days ended October 28, 2003, all of which were sales in open market transactions at the prices per Share and dates specified:

                                                                       NO. OF                             SALES PRICE
        REPORTING PERSON               DATE OF SALE                 SHARES SOLD                            PER SHARE

              BCM                        10/16/03                       500                                   $12.75
              BCM                        10/16/03                       500                                    11.45
              BCM                        10/16/03                       500                                    10.26
              BCM                        10/16/03                       200                                    10.30
              BCM                        10/16/03                       300                                    10.50
              BCM                        10/16/03                       500                                    10.20
              BCM                        10/17/03                       500                                    10.35
              BCM                        10/17/03                       500                                    10.45
              BCM                        10/17/03                       500                                    10.60
              BCM                        10/17/03                       500                                    10.50
              BCM                        10/17/03                       500                                    10.50
              BCM                        10/17/03                       500                                    10.80
              BCM                        10/17/03                       500                                    10.63
              BCM                        10/17/03                       500                                    10.65
              BCM                        10/20/03                        47                                    11.50
              BCM                        10/20/03                       500                                    11.65
           Nevada Sea                    10/20/03                       500                                    12.00
           Nevada Sea                    10/20/03                       500                                    12.00
           Nevada Sea                    10/20/03                       500                                    11.35
           Nevada Sea                    10/20/03                       300                                    12.25
           Nevada Sea                    10/21/03                       600                                    12.50
           Nevada Sea                    10/21/03                       200                                    12.51
           Nevada Sea                    10/21/03                       800                                    12.25



           Nevada Sea                    10/21/03                        40                                    12.00
              ART                        10/22/03                       200                                    12.01
              ART                        10/21/03                       500                                    12.60
              ART                        10/21/03                       500                                    12.30
              ART                        10/22/03                     5,605                                    11.20
              ART                        10/22/03                       700                                    11.41
              ART                        10/22/03                       100                                    11.35
              ART                        10/22/03                       500                                    11.16
              ART                        10/22/03                       300                                    11.16
              ART                        10/22/03                       500                                    10.70
              ART                        10/22/03                       500                                    11.00
              ART                        10/23/03                       500                                    11.00
              ART                        10/23/03                        75                                    11.00
              ART                        10/23/03                       500                                    11.20
              ART                        10/23/03                       200                                    11.00
              IHPI                       10/23/03                       400                                    10.75
              IHPI                       10/23/03                       300                                    10.50
              IHPI                       10/23/03                       200                                    10.52
              IHPI                       10/23/03                       300                                    10.50
              IHPI                       10/23/03                       200                                    10.51
              IHPI                       10/23/03                       500                                    10.55
              IHPI                       10/23/03                       300                                    10.50
              IHPI                       10/24/03                       200                                    10.25
              IHPI                       10/24/03                       500                                    10.05
              IHPI                       10/24/03                     1,000                                    10.00
              IHPI                       10/24/03                     1,553                                     9.53
              IHPI                       10/24/03                       500                                    9.554
           One Realco                    10/24/03                       500                                    10.00
           One Realco                    10/27/03                       500                                    10.00
           One Realco                    10/27/03                       200                                     9.50
           One Realco                    10/27/03                       200                                     9.52
           One Realco                    10/27/03                       500                                     9.75
           One Realco                    10/27/03                       300                                     9.10
           One Realco                    10/27/03                       500                                     9.50
           One Realco                    10/27/03                       500                                     8.90
           One Realco                    10/27/03                       500                                     9.50

         (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

         (e) After giving effect to the transactions described in subpart (c) of this Item 5, Nevada Sea, ART and ARL each ceased to be the record or beneficial holder of any Shares and each ceased to be a "Reporting Person" with respect to the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended as follows:

         JRG Investment Co., Inc. is indebted to TFI pursuant to an Extended and Consolidated Promissory Note signed November 9, 1992 but effective May 23, 1992 in the stated principal amount of $5,700,000 (the "Consolidated Note") payable to the order of TFI, which Consolidated Note is secured by an Extended and Consolidated Pledge Agreement effective May 23, 1992 executed on behalf of JRG Investment Co., Inc. to and in favor of TFI (the "Pledge Agreement") pursuant to which originally a number of securities were pledged to TFI as collateral for the Consolidated Note. The only collateral remaining at this time under the Pledge Agreement is 46,143 Shares of common stock of GBR. The sole stockholder of JRG Investment Co., Inc. was James R. Gilley, deceased. In connection with the Consolidated Note, James R. Gilley, then the sole shareholder of JRG Investment Co., Inc. also executed and delivered to TFI a Pledge Agreement effective May 23, 1992 (the "Gilley Pledge") pursuant to which as an accommodation pledge, Gilley pledged 2,500 shares of common stock of JRG Investment Co., Inc. (then all of the issued and outstanding stock) to TFI as additional collateral for the indebtedness represented by the Consolidated Note. The Consolidated Note had a remaining principal balance at December 30, 2002 of $2,996,373. Although discussions have occurred between representatives of TFI and Sylvia M. Gilley about the Consolidated Note, its outstanding balance and the Pledge Agreement and the 46,143 Shares pledged to TFI, no action has been taken by TFI to foreclose on such 46,143 Shares as of the date of this Amendment.

         On or about November 1, 1992, the Secretary of State of Nevada permanently revoked the charter of JRG Investment Co., Inc., but James R. Gilley and others continued to make filings with the SEC reflecting JRG Investment Co., Inc.'s existence and ownership of certain securities, including the 46,143 Shares of GBR covered by the Pledge Agreement. Sylvia M. Gilley is the surviving spouse of James R. Gilley, deceased (who passed away December 30, 2002, having died intestate) and holds a community property interest in the 2,500 shares of common stock of JRG Investment Co., Inc. pledged to TFI pursuant to the Gilley Pledge.

         Except as set forth in Item 5(c) and above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Person with respect to any securities of the Issuer, including, but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

         Dated: October 28, 2003.

BASIC CAPITAL MANAGEMENT, INC.                                 AMERICAN REALTY INVESTORS, INC.



By: /s/ Ronald E. Kimbrough                                    By: /s/ Ronald E. Kimbrough
    --------------------------------------------------             ------------------------------------------
         Ronald E. Kimbrough, Executive Vice President                  Ronald E. Kimbrough, Executive Vice
         and Chief Financial Officer                                    President and Chief Financial Officer


AMERICAN REALTY TRUST, INC.                                    NEVADA SEA INVESTMENTS, INC.



By: /s/ Ronald E. Kimbrough                                    By: /s/ Ronald E. Kimbrough
    --------------------------------------------------             ------------------------------------------
         Ronald E. Kimbrough, Executive Vice President                  Ronald E. Kimbrough, Treasurer
         and Chief Financial Officer


INTERNATIONAL HEALTH PRODUCTS, INC.                            ONE REALCO CORPORATION



By: /s/ Ken L. Joines                                          By: /s/  F. Terry Shumate
    --------------------------------------------------             ------------------------------------------
         Ken L. Joines, President and Treasurer                         F. Terry Shumate, Vice President, Secretary
                                                                        and Treasurer



TACCO FINANCIAL, INC.



By: /s/ Mary K. Willett                                        /s/ Gene E. Philips
    --------------------------------------------------         ------------------------------------------
         Mary K. Willett, Vice President and Secretary         Gene E. Phillips

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

 NAME AND CAPACITY WITH BASIC CAPITAL                                               PRESENT BUSINESS IN WHICH
           MANAGEMENT, INC.                        BUSINESS ADDRESS                  EMPLOYMENT IS CONDUCTED

Ryan T. Phillips, Director               1800 Valley View Lane                 President, Signature Asset
                                         Suite 300                             Management, Inc.
                                         Dallas, TX 75234

Mickey Ned Phillips, Director            264 Rolling Hills Circle              President, Ned Phillips
                                         Gaffney, SC 29340                     Construction Company

Ronald E. Kimbrough, Executive Vice      1800 Valley View Lane                 Executive Vice President and Chief
President and Chief Financial Officer    Suite 300                             Financial Officer, Prime Income
                                         Dallas, TX 75234                      Asset Management LLC

Mark W. Branigan, Executive Vice         1800 Valley View Lane                 Executive Vice President -
President - Residential                  Suite 300                             Residential, Prime Income Asset
                                         Dallas, TX 75234                      Management LLC

Louis J. Corna, Executive Vice           1800 Valley View Lane                 Executive Vice President - Tax,
President - Tax                          Suite 300                             Prime Income Asset Management LLC
                                         Dallas, TX 75234

Robert A. Waldman, Senior Vice           1800 Valley View Lane                 Senior Vice President, General
President, Secretary and General         Suite 300                             Counsel and Secretary, Prime Income
Counsel                                  Dallas, TX 75234                      Asset Management LLC

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         AMERICAN REALTY INVESTORS, INC.


   NAME AND CAPACITY WITH AMERICAN                                            PRESENT BUSINESS IN WHICH EMPLOYMENT
        REALTY INVESTORS, INC.                    BUSINESS ADDRESS                        IS CONDUCTED

Ted P. Stokely, Director                1750 Valley View Lane                 General Manager, Minority and
                                        Suite 135                             Elderly Housing Assistance
                                        Dallas, TX 75234                      Foundation, Inc.

Martin L. White, Director               8051 Coach Drive                      Chairman of the Board and Chief
                                        Oakland, CA 94605                     Executive Officer, Community Based
                                                                              Developers, Inc.

Earl D. Cecil, Director                 3780 Paseo Vista Famosa               Financial and Business Consultant
                                        Rancho Santa Fe, CA 92091

Henry A. Butler, Director               1800 Valley View Lane                 Land Broker, Prime Income Asset
                                        Suite 110                             Management LLC
                                        Dallas, TX 75234

Ronald E. Kimbrough, Executive Vice     1800 Valley View Lane                 Executive Vice President and Chief
President and Chief Financial Officer   Suite 300                             Financial Officer, Prime Income
                                        Dallas, TX 75234                      Asset Management LLC

Louis J. Corna, Executive Vice          1800 Valley View Lane                 Executive Vice President - Tax,
President - Tax                         Suite 300                             Prime Income Asset Management LLC
                                        Dallas, TX 75234

Mark W. Branigan, Executive Vice        1800 Valley View Lane                 Executive Vice President -
President - Residential                 Suite 300                             Residential, Prime Income Asset
                                        Dallas, TX 75234                      Management LLC

Robert A. Waldman, Senior Vice          1800 Valley View Lane                 Senior Vice President, General
President, Secretary and General        Suite 300                             Counsel and Secretary, Prime Income
Counsel                                 Dallas, TX 75234                      Asset Management LLC

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                           AMERICAN REALTY TRUST, INC.

   NAME AND CAPACITY WITH AMERICAN                                            PRESENT BUSINESS IN WHICH EMPLOYMENT
          REALTY TRUST, INC.                      BUSINESS ADDRESS                        IS CONDUCTED

Ronald E. Kimbrough, Director,          1800 Valley View Lane                 Executive Vice President and Chief
Executive Vice President and Chief      Suite 300                             Financial Officer, Prime Income
Financial Officer                       Dallas, TX 75234                      Asset Management LLC

Robert A. Waldman, Director, Senior     1800 Valley View Lane                 Senior Vice President, Secretary and
Vice President, Secretary and General   Suite 300                             General Counsel, Prime Income Asset
Counsel                                 Dallas, TX 75234                      Management LLC

Louis J. Corna, Executive Vice          1800 Valley View Lane                 Executive Vice President - Tax,
President - Tax                         Suite 300                             Prime Income Asset Management LLC
                                        Dallas, TX 75234

Mark W. Branigan, Executive Vice        1800 Valley View Lane                 Executive Vice President -
President - Residential                 Suite 300                             Residential, Prime Income Asset
                                        Dallas, TX 75234                      Management LLC

                                   SCHEDULE 4

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                          NEVADA SEA INVESTMENTS, INC.

  NAME AND CAPACITY WITH NEVADA SEA                                           PRESENT BUSINESS IN WHICH EMPLOYMENT
          INVESTMENTS, INC.                       BUSINESS ADDRESS                        IS CONDUCTED

Ronald E. Kimbrough, Director and       1800 Valley View Lane                 Executive Vice President and Chief
Treasurer                               Suite 300                             Financial Officer, Prime Income
                                        Dallas, TX 75234                      Asset Management LLC

Robert A. Waldman, Director and         1800 Valley View Lane                 Senior Vice President, Secretary and
Secretary                               Suite 300                             General Counsel, Prime Income Asset
                                        Dallas, TX 75234                      Management LLC

Louis J. Corna, Vice President          1800 Valley View Lane                 Executive Vice President - Tax,
                                        Suite 300                             Prime Income Asset Management LLC
                                        Dallas, TX 75234

                                   SCHEDULE 5

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                       INTERNATIONAL HEALTH PRODUCTS, INC.

 NAME AND CAPACITY WITH INTERNATIONAL                                         PRESENT BUSINESS IN WHICH EMPLOYMENT
        HEALTH PRODUCTS, INC.                     BUSINESS ADDRESS                        IS CONDUCTED

Ken L. Joines, Director, President      1800 Valley View Lane                 Vice President, Treasurer and
and Treasurer                           Suite 300                             Secretary, Syntek West, Inc.
                                        Dallas, TX 75234

Ronald E. Kimbrough, Secretary          1800 Valley View Lane                 Executive Vice President and Chief
                                        Suite 300                             Financial Officer, Prime Income
                                        Dallas, TX 75234                      Asset Management LLC

                                   SCHEDULE 6

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                             ONE REALCO CORPORATION

                                                                              PRESENT BUSINESS IN WHICH EMPLOYMENT
  NAME AND CAPACITY WITH ONE REALCO                                                       IS CONDUCTED
             CORPORATION                          BUSINESS ADDRESS

Ronald F. Akin, Director and President  1750 Valley View Lane                 President, Sunridge Management
                                        Suite 130                             Group, Inc.
                                        Dallas, TX 75234

F. Terry Shumate, Director, Vice        1800 Valley View Lane                 Member and Manager, DTS Holdings LLC
President, Secretary and Treasurer      Suite 100
                                        Dallas, TX 75234

                                   SCHEDULE 7

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                              TACCO FINANCIAL, INC.

                                                                                      PRESENT BUSINESS IN WHICH
     NAME AND CAPACITY WITH TACCO                                                      EMPLOYMENT IS CONDUCTED
           FINANCIAL, INC.                          BUSINESS ADDRESS

J.T. Tackett, Director, Chairman and    813 Grand Avenue                           Employee, Lancewood Corporation
Chief Executive Officer                 Glenwood Springs, CO 81601

E. Wayne Starr, Director, President     931 Grand Avenue                           President, Starr Western Real
and Treasurer                           Glenwood Springs, CO 81601                 Estate, Inc.

Mary K. Willett, Vice President and     1800 Valley View Lane                      Employee, Syntek West, Inc.
Secretary                               Suite 100
                                        Dallas, TX 75234